UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-39088

Aesthetic Medical International Holdings Group Limited

1122 Nanshan Boulevard
Nanshan District, Shenzhen
Guangdong Province, China 518052
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release - Aesthetic Medical International Holdings Group Ltd. Announces Receipt of Delisting Decision from the Nasdaq Hearings Panel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2024	Aesthetic Medical International Holdings Group Limited

	By:	/s/ Guanhua Wu
	Name:	Guanhua Wu
	Title:	Chief Financial Officer